Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended January 31,
(dollars in millions)	2018		2017		2016		2015		2014

Earnings from continuing operations before income taxes	$760.5		$676.6		$709.9		$737.5		$254.9
Fixed charges, less capitalized interest	127.5		126.7		125.1		134.8		133.3
Total earnings as defined	$888.0		$803.3		$835.0		$872.3		$388.2

Fixed Charges:
Interest expense before capitalization of interest [a]	$38.8		$43.9		$45.7		$58.9		$59.6
Estimated interest portion of rent expense	89.5		84.7		80.6		76.9		74.5
Total fixed charges [b]	$128.3		$128.6		$126.3		$135.8		$134.1

Ratio of Earnings to Fixed Charges	6.9	x	6.2	x	6.6	x	6.4	x	2.9	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.